Exhibit 99.2

Byline Bancorp, Inc.™

BY
LISTED
NYSE

3Q25 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ''may'', ''might'', ''should'', ''could'', ''predict'', ''potential'', ''believe'', ''expect'', ''continue'', ''will'', ''anticipate'', ''seek'', ''estimate'', ''intend'', ''plan'', ''projection'', ''would'', ''annualized'', "target" and ''outlook'', or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline's future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Leading Chicago Commercial Banking Franchise

Company Overview

A leading Chicago-based commercial bank with the strength, scale, and product offerings to compete effectively in our markets—delivering value to shareholders, customers, employees, and the communities we serve

Leading Chicago Footprint



Rockford
Davenport
Joliet
Peoria
ILLINOIS
Springfield
Round Lake Beach
McHenry
Woodstock
Crystal Lake
Mundelein
Wheeling
Carpentersville
Palatine
Elgin
Arlington Heights
Schaumburg
Niles
Bloomingdale
Geneva
Wheaton
Downers Grove
Naperville
Aurora
Bolingbrook
Yorkville
Joliet
Midewin National Tallgrass Prairie

44
Chicagoland Branch Locations

#2
Largest Bank Headquartered in Chicago(1)

BY at a Glance ($mm)

Size

$9.8 Billion Total Assets	**$7.5 Billion** Total Loans & Leases	**$7.8 Billion** Total Deposits	**$1.3 Billion** Market Cap(1)
			$1.0 Billion Tangible Common Equity(2)

Aspiration

Preeminent Commercial Bank in Chicago

- Grow & Deepen Relationships
- Strong Financial Returns
- Balance Sheet Strength
- Invest in the Business

Growth Strategy

Gain market share in commercial banking
Target lower middle market customers with full-service relationship banking to drive share and deepen engagement

Grow low-cost deposits
Build a stable funding base by growing business banking deposits and optimizing balance sheet efficiency

Supplement organic growth through acquisitions
Leverage acquisition expertise to capitalize on market opportunities

Note: Map excludes Byline Bank branch located in Wauwatosa, WI.
Source: S&P Global Market Intelligence and company filings. Data as of quarter ended September 30, 2025 or most recent available.
(1) BY market capitalization as of September 30, 2025. Second largest bank headquartered in Chicago based on total assets.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Third Quarter 2025 Highlights

Net Income		Diluted EPS		PTPP ROAA	
$37.2 million	$37.8 million	$0.82	$0.83	2.25%	2.29%
Reported	Adjusted(1)	Reported	Adjusted(1)	Reported(1)(2)	Adjusted(1)(2)

Efficiency Ratio		ROAA		ROTCE	
51.00%	50.27%	1.52%	1.54%	15.11%	15.36%
Reported	Adjusted(1)	Reported(2)	Adjusted(1)(2)	Reported(1)(2)	Adjusted(1)(2)

Strong Financial Performance

- Net Income of $37.2 million; Diluted EPS of $0.82
- Pre-Tax Pre-Provision income(1) of $55.2 million; Pre-Tax Pre-Provision ROAA(1)(2) of 2.25%
  - 12th consecutive quarter of PTPP ROAA exceeding 2.00%
- Net interest income of $99.9 million, up 4.1% → Revenue of $115.7 million, up 4.8%
- Completed $75.0 million offering of subordinated debt at 6.875%
- Net interest margin (FTE)(1)(3) of 4.28%, up 9 bps
- Loan and lease yields of 7.14%; average cost of deposits of 2.16%
- Stockholders' equity of $1.2 billion, up 3.8%
- TCE/TA(1): 10.78%, up 39 bps
- TBV/Share(1): $22.58, up 4.7%
- NPL/Total Loans: 0.85%, down 7 bps
- NPA/Total Assets: 0.69%, down 6 bps

12.15% Common Equity Tier 1

+11.7% Increase in Tangible Book Value / Share(1) Y/Y

+5.8% Increase in Loans & Leases(2)

-11 bps Decrease in Cost of Deposits

+9.5% Increase in Non-interest Income

Data as of or for the quarter ended September 30, 2025, unless otherwise noted. Comparisons against June 30, 2025, unless otherwise noted.

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.
(2) Annualized.
(3) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$6,899
$6,910
$7,047
$7,354
$7,461
7.48%
7.21%
7.09%
7.12%
7.14%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Total Loans & Leases
Average Loan & Lease Yield

Highlights

- Total loan portfolio was $7.5 billion at 3Q25, an increase of $107.5 million, or 5.8%(1) from 2Q25
  - Originated $264.5 million in new loans, net of loan sales in 3Q25
    - Production driven by commercial banking and leasing originations of $105.6 million and $85.0 million, respectively
- Payoff activity decreased by $40.6 million from 2Q25 to $204.6 million
- Average loan yield of 7.14%, up 2 bps LQ

Portfolio Composition



C&I
40%
Leasing
10%
Owner Occ. CRE
20%
Non-Owner Occ. CRE
14%
C&D
6%
Resi
10%

Utilization Rates



66%
64%
62%
60%
58%
56%
54%
52%
50%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Line Usage %
Last 12 Months Average

Originations and Payoffs



$212
$267
$297
$288
$310
$237
$359
$245
$264
$205
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Loan & Lease Originations
Loan & Lease Payoffs

(1) Annualized.

Deposit Trends *($ in millions)*

Deposit Composition



$7,498
$7,459
$7,553
$7,810
$7,828
6.2%
5.8%
5.7%
5.9%
5.5%
21.9%
20.1%
17.6%
15.6%
14.7%
38.9%
40.3%
42.9%
44.8%
44.0%
9.9%
10.3%
11.1%
11.0%
11.1%
23.1%
23.5%
22.7%
22.7%
24.7%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.8 billion at 3Q25, an increase of $17.7 million, or 0.9%[(1)] from 2Q25
  - Non-interest-bearing demand deposits up $159.6 million, or 9.0%
- Deposit mix shift drove lower funding costs
  - Average cost of deposits decreased by 11 bps to 2.16%
  - Cost of interest-bearing deposits decreased by 10 bps to 2.85%
  - Brokered deposits down $69.6 million LQ and down $163.4 million YTD
- Commercial deposits accounted for 46.9% of total deposits and represent 88.8% of all non-interest-bearing deposits

Loan to Deposit Ratio



92.02%
92.64%
93.30%
94.15%
95.31%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Loans / Deposit Ratio

Avg. Non-Interest-Bearing Deposits



$1,741
$1,777
$1,730
$1,803
$1,889
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Non-Interest-Bearing Demand Deposits

Cost of Interest-Bearing Deposits



3.59%
3.26%
3.00%
2.95%
2.85%
2.76%
2.48%
2.30%
2.27%
2.16%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Annualized.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income


$87.5
$88.5
$88.2
$96.0
$99.9
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Highlights

- Net interest income was $99.9 million, up 4.1% from 2Q25
  - Increase in NII driven by higher earning asset yields and lower deposit costs
- Net interest margin of 4.27%, up 9 basis points from 2Q25

<u>Interest Rate Sensitivity Over a One-Year Time Horizon</u>

- Rates -100 bps: ~$13 million or ~3.2% decline in NII or ~$3.3 million per 25 bps
- Ramp -100 bps: ~$10 million or ~2.4% decline in NII or ~$2.5 million per 25 bps

Repricing Mix


Other
4%
Prime
19%
Fixed
45%
SOFR
32%

NIM, Yields and Costs


7.48%
7.21%
7.09%
7.12%
7.14%
3.88%
4.01%
4.07%
4.18%
4.27%
3.02%
3.20%
3.05%
3.36%
3.38%
2.76%
2.48%
2.30%
2.27%
2.16%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge


$96.0 Million NII
$99.9 Million NII
4.18%
0.10%
0.07%
(0.07%)
(0.01%)
4.27%
Q2 2025 NIM
Total deposits
Loans and leases
Subordinated debt
All other
Q3 2025 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$14.4
$16.1
$14.9
$14.5
$15.9
Q3 2024: 18%, 8%, 41%, 8%, 7%, 18%
Q4 2024: 15%, 7%, 44%, 7%, 11%, 16%
Q1 2025: 21%, 7%, 34%, 7%, 13%, 18%
Q2 2025: 21%, 7%, 38%, 7%, 6%, 18%
Q3 2025: 13%, 9%, 44%, 6%, 11%, 17%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other

Highlights

- Non-interest income was $15.9 million, up 9.5% from 2Q25
  - $7.0 million in gain on sale of loans sold, driven by higher volume
  - Non-interest income trends remain stable QoQ, excluding FV mark on loan servicing asset
  - Higher wealth management and trust income

Government Guaranteed Loan Sales

- $92.9 million of guaranteed loans sold in 3Q25

Net Gains on Sales of Loans



$5.9
$7.1
$4.9
$5.4
$7.0
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$79.5
$88.9
$70.2
$73.0
$92.9
9.74%
9.96%
9.99%
9.75%
9.38%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
10 year loans
25 year loans
USDA
Other
Average Net Premiums

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$54.3
$57.4
$56.4
$59.6
$60.5
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Salaries and employee benefits
Occupancy and equipment
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expense of $60.5 million, up 1.5% from 2Q25 and reflects:
  - Increased salaries and employee benefits
    - $2.0 million higher incentive compensation accruals
  - $1.5 million increase in other non-interest expense
    - $843,000 on the extinguishment of subordinated debt
- Efficiency ratio stood at 51.00% at 3Q25
- NIE/AA remained relatively flat at 2.47% LQ

Non-Interest Expense Bridge



$59.6
($4.0)
($0.2)
$0.7
$1.2
$3.2
$60.5
Q2 2025
Significant items
Occupancy & equipment
Net loss recognized on OREO
All other non-interest expense (1)
Salaries & employee benefits (1)
Q3 2025

Efficiency Ratio



52.02%
51.62%
53.58%
53.37%
53.66%
53.04%
52.61%
48.20%
51.00%
50.27%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Adjusted Efficiency Ratio (2)
Efficiency Ratio

(1) Net of significant items.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$8.5
$7.8
$6.6
$7.7
$7.1
0.49%
0.45%
0.39%
0.43%
0.39%
$6.0
$7.8
$6.6
$4.9
$7.1
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$98.4
$98.0
$100.4
$107.7
$105.7
1.44%
1.42%
1.43%
1.47%
1.42%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



1.02%
0.16%
0.17%
0.69%
0.90%
0.14%
0.12%
0.64%
0.76%
0.13%
0.11%
0.52%
0.92%
0.12%
0.07%
0.73%
0.85%
0.11%
0.07%
0.67%
Excluding Government Guaranteed loans, NPLs were 74 bps
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans & Leases
Government Guaranteed NPLs

Criticized & Classified Loans and Leases



3.8%
3.6%
3.7%
4.5%
4.2%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Criticized & Classified Loans & Leases as a % of Total Loans & Leases

Note: Criticized & classified loans and leases risk rated special mention or worse.

Strong Capital Position

Capital Ratios


14.41%
9.72%
14.74%
9.61%
14.86%
9.95%
14.87%
10.39%
15.81%
10.78%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Total Capital Ratio
TCE / TA (1)

Strong Capital Base

- Capital Priorities:
  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback
- Increased capital ratios:
  - CET1 of 12.15%, up 30 bps LQ and up 80 bps YoY
  - TCE/TA[1] of 10.78%, up 39 bps LQ and up 106 YoY
- $1.2 billion total stockholders' equity, up 3.8%
- TBV per common share of $22.58[1], up 4.7% LQ and 11.7% YoY

Common Equity Tier 1


11.35%
11.70%
11.78%
11.85%
12.15%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Return on Average Tangible Common Equity


14.67%
14.49%
14.02%
13.92%
13.14%
12.92%
14.37%
12.83%
15.36%
15.11%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Reported
Adjusted (1)

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

2025 Strategic Priorities

Strengthening our position as the preeminent commercial bank in Chicago

Stay Ahead of Regulatory Expectations

- Completed the First Security acquisition and integration
- Prepare for crossing the $10 billion threshold

Maintain Balance Sheet Strength

- Fortress level Capital Ratios
- Strong liquidity profile

Deposits, Deposits, Deposits

- Grow low-cost, core deposits
- Dynamically operate through the interest rate environment

Top Quartile Profitability

- Maintain top quartile profitability(1)
- Drive higher net interest income, while managing margin / asset sensitivity

Actively Manage Risk

- Monitor portfolio to identify and resolve problems quickly
- Maintain disciplined focus on credit through the cycle (moderate-to-low risk profile)

Capitalize on Market Opportunities

- Industry consolidation is impacting community banks
- Continue to attract and develop talent

(1) Source: S&P Global Market Intelligence | Byline 2024 Proxy Peer Group.

3Q25 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~64% of Total Deposits are FDIC Insured



Consumer Deposits, $3.6 billion
Commercial Deposits, $4.2 billion
Insured
90%
Uninsured
10%
Uninsured
59%
Insured
41%
Total Deposits
$7.8 Billion
as of 9/30/25

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits(1)

$3.6 billion at 9/30/25

Customer Base

~120,000

Consumer Accounts

Granular Deposit Base

~$30,000

Average Account Balance



Total Franchise

45

Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$4.2 billion at 9/30/25

Customer Base

~28,000

Commercial Accounts

Granular Deposit Base

~$152,000

Average Account Balance

(1) Excludes brokered deposits.

Strong Liquidity and Securities Portfolio *($ in millions)*

Liquidity Position

- Cash and cash equivalents of $259.0 million, up by $40.7 million, or 18.6% from 2Q25
- $1.5 billion investment portfolio all classified as AFS
- $2.2 billion of available borrowing capacity
- Uninsured deposits ratio at 34.4%

Highlights

- Investment portfolio duration: 4.6 years; net of hedges: ~4.3 years
- Investment portfolio annual cash flow: ~$206 million
- Taxable securities yield of 3.38%, up two basis points from 2Q25

Securities + Cash (Average)



$1,978
$469
$1,509
Q3 2024
$1,802
$272
$1,529
Q4 2024
$1,695
$134
$1,561
Q1 2025
$1,833
$182
$1,650
Q2 2025
$1,777
$192
$1,585
Q3 2025
Taxable Securities
Cash and cash equivalents

AFS Portfolio by Type



Muni 6%
Treasury & Agency 11%
Asset-backed 1%
Corporate 2%
Non-agency MBS, CMBS 9%
Agency MBS, CMBS 71%

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Unguaranteed Government-Guaranteed Exposure Represents 5.7% of Total Loans *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$395.7	5.3%
Guaranteed	81.6	1.1%
Total SBA 7(a) Loans	**$477.3**	**6.4%**
Unguaranteed	$32.5	0.4%
Guaranteed	20.0	0.3%
Total USDA Loans	**$52.5**	**0.7%**

Highlights

- Closed $126.7 million in SBC loan commitments in 3Q25
- SBA 7(a) portfolio $477.3 million, up $2.3 million from 2Q25
  - ACL/Unguaranteed loan balance ~7.8%
- $1.7 billion in serviced government guaranteed loans for investors in 3Q25
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 5.7% in 3Q25

ACL/Unguaranteed Loan Balance



9.0%
8.1%
8.2%
8.6%
7.8%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

SBA 7(a) & USDA Closed Loan Commitments



$111.4
$121.7
$118.3
$105.8
$123.6
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
USDA
SBA 7(a)

Projected Acquisition Accounting Accretion

Projected Accretion[1] *($ in millions)*



$1.6
$1.5
$1.3
$1.2
Q4 2025 E
Q1 2026 E
Q2 2026 E
Q3 2026 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended					As of or For the Nine Months Ended	
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	September 30, 2025	September 30, 2024
Income Statement							
Net interest income	$ 99,871	$ 95,970	$ 88,216	$ 88,524	$ 87,455	$ 284,057	$ 259,522
Provision for credit losses	5,298	11,923	9,179	6,878	7,475	26,400	20,163
Non-interest income	15,864	14,483	14,864	16,149	14,385	45,211	42,702
Non-interest expense	60,518	59,602	56,429	57,431	54,327	176,549	161,346
Income before provision for income taxes	49,919	38,928	37,472	40,364	40,038	126,319	120,715
Provision for income taxes	12,719	8,846	9,224	10,044	9,710	30,789	30,276
Net income	$ 37,200	$ 30,082	$ 28,248	$ 30,320	$ 30,328	$ 95,530	$ 90,439
Diluted earnings per common share[(1)]	$ 0.82	$ 0.66	$ 0.64	$ 0.69	$ 0.69	$ 2.12	$ 2.07
Balance Sheet							
Total loans and leases HFI	$ 7,440,755	$ 7,328,055	$ 7,025,837	$ 6,906,822	$ 6,879,446	$ 7,440,755	$ 6,879,446
Total deposits	7,828,197	7,810,479	7,553,308	7,458,628	7,497,887	7,828,197	7,497,887
Tangible common equity[(1)]	1,035,668	988,908	934,098	893,399	896,869	1,035,668	896,869
Balance Sheet Metrics							
Loans and leases / total deposits	95.31%	94.15%	93.30%	92.64%	92.02%	95.31%	92.02%
Tangible common equity / tangible assets[(1)]	10.78%	10.39%	9.95%	9.61%	9.72%	10.78%	9.72%
Key Performance Ratios							
Net interest margin	4.27%	4.18%	4.07%	4.01%	3.88%	4.18%	3.95%
Net interest margin, fully taxable equivalent [(1)(2)]	4.28%	4.19%	4.08%	4.02%	3.89%	4.19%	3.96%
Efficiency ratio	51.00%	52.61%	53.66%	53.58%	52.02%	52.37%	52.05%
Adjusted efficiency ratio[(1)]	50.27%	48.20%	53.04%	53.37%	51.62%	50.44%	51.85%
Non-interest income to total revenues	13.71%	13.11%	14.42%	15.43%	14.13%	13.73%	14.13%
Non-interest expense to average assets	2.47%	2.48%	2.49%	2.48%	2.31%	2.48%	2.35%
Return on average assets	1.52%	1.25%	1.25%	1.31%	1.29%	1.34%	1.32%
Adjusted return on average assets[(1)]	1.54%	1.41%	1.27%	1.32%	1.30%	1.41%	1.32%
Pre-tax pre-provision return on average assets [(1)]	2.25%	2.12%	2.06%	2.04%	2.02%	2.15%	2.05%
Adjusted pre-tax pre-provision return on average assets [(1)]	2.29%	2.32%	2.09%	2.05%	2.03%	2.24%	2.06%
Dividend payout ratio on common stock	12.20%	15.15%	15.63%	13.04%	13.04%	14.15%	13.04%
Tangible book value per common share[(1)]	$ 22.58	$ 21.56	$ 20.91	$ 20.09	$ 20.21	$ 22.58	$ 20.21

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.
(2) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	As of or For the Nine Months Ended September 30, 2025	September 30, 2024
Net income and earnings per share excluding significant items							
Reported Net Income	$ 37,200	$ 30,082	$ 28,248	$ 30,320	$ 30,328	$ 95,530	$ 90,439
Significant items:							
Merger-related expenses	—	4,450	637	218	411	5,087	411
Secondary public offering of common stock expenses	—	413	—	—	—	413	—
Loss on extinguishment of debt	843	—	—	—	—	843	—
Impairment charges on ROU assets	—	—	—	—	—	—	194
Tax benefit	(221)	(1,117)	(134)	(1)	(32)	(1,472)	(84)
Adjusted Net Income	$ 37,822	$ 33,828	$ 28,751	$ 30,537	$ 30,707	$ 100,401	$ 90,960
Reported Diluted Earnings per Share	$ 0.82	$ 0.66	$ 0.64	$ 0.69	$ 0.69	$ 2.12	$ 2.07
Significant items:							
Merger-related expenses	—	0.10	0.01	—	0.01	0.01	—
Secondary public offering of common stock expenses	—	0.01	—	—	—	0.11	0.01
Loss on extinguishment of debt	0.02	—	—	—	—	0.02	—
Impairment charges on ROU assets	—	—	—	—	—	—	—
Tax benefit	(0.01)	(0.02)	—	—	—	(0.03)	—
Adjusted Diluted Earnings per Share	$ 0.83	$ 0.75	$ 0.65	$ 0.69	$ 0.70	$ 2.23	$ 2.08

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended					As of or For the Nine Months Ended	
(dollars in thousands)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	September 30, 2025	September 30, 2024
Adjusted non-interest expense:							
Non-interest expense	$ 60,518	$ 59,602	$ 56,429	$ 57,431	$ 54,327	$ 176,549	$ 161,346
Less: Merger-related expenses	—	4,450	637	218	411	5,087	411
Less: Secondary public offering of common stock expenses	—	413	—	—	—	413	—
Less: Loss on extinguishment of debt	843	—	—	—	—	843	—
Less: Impairment charges on ROU assets	—	—	—	—	—	—	194
Adjusted non-interest expense	$ 59,675	$ 54,739	$ 55,792	$ 57,213	$ 53,916	$ 170,206	$ 160,741
Adjusted non-interest expense ex. amortization of intangible assets:							
Adjusted non-interest expense	$ 59,675	$ 54,739	$ 55,792	$ 57,213	$ 53,916	$ 170,206	$ 160,741
Less: Amortization of intangible assets	1,494	1,499	1,118	1,345	1,345	4,111	4,035
Adjusted non-interest expense ex. amortization of intangible assets	$ 58,181	$ 53,240	$ 54,674	$ 55,868	$ 52,571	$ 166,095	$ 156,706
Pre-tax pre-provision net income:							
Pre-tax income	$ 49,919	$ 38,928	$ 37,472	$ 40,364	$ 40,038	$ 126,319	$ 120,715
Add: Provision for credit losses	5,298	11,923	9,179	6,878	7,475	26,400	20,163
Pre-tax pre-provision net income	$ 55,217	$ 50,851	$ 46,651	$ 47,242	$ 47,513	$ 152,719	$ 140,878
Adjusted pre-tax pre-provision net income:							
Pre-tax pre-provision net income	$ 55,217	$ 50,851	$ 46,651	$ 47,242	$ 47,513	$ 152,719	$ 140,878
Add: Merger-related expenses	—	4,450	637	218	411	5,087	411
Add: Secondary public offering of common stock expenses	—	413	—	—	—	413	—
Add: Loss on extinguishment of debt	843	—	—	—	—	843	—
Add: Impairment charges on ROU assets	—	—	—	—	—	—	194
Adjusted pre-tax pre-provision net income	$ 56,060	$ 55,714	$ 47,288	$ 47,460	$ 47,924	$ 159,062	$ 141,483
Tax equivalent net interest income:							
Net interest income	$ 99,871	$ 95,970	$ 88,216	$ 88,524	$ 87,455	$ 284,057	$ 259,522
Add: Tax-equivalent adjustment	228	231	228	230	229	687	691
Net interest income, fully taxable equivalent	$ 100,099	$ 96,201	$ 88,444	$ 88,754	$ 87,684	$ 284,744	$ 260,213
Total revenues:							
Net interest income	$ 99,871	$ 95,970	$ 88,216	$ 88,524	$ 87,455	$ 284,057	$ 259,522
Add: Non-interest income	15,864	14,483	14,864	16,149	14,385	45,211	42,702
Total revenues	$ 115,735	$ 110,453	$ 103,080	$ 104,673	$ 101,840	$ 329,268	$ 302,224

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended					As of or For the Nine Months Ended	
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	September 30, 2025	September 30, 2024
Tangible common stockholders' equity:							
Total stockholders' equity	$ 1,237,682	$ 1,192,416	$ 1,131,078	$ 1,091,497	$ 1,096,312	$ 1,237,682	$ 1,096,312
Less: Goodwill and other intangibles	202,014	203,508	196,980	198,098	199,443	202,014	199,443
Tangible common stockholders' equity	$ 1,035,668	$ 988,908	$ 934,098	$ 893,399	$ 896,869	$ 1,035,668	$ 896,869
Tangible assets:							
Total assets	$ 9,812,375	$ 9,720,218	$ 9,584,732	$ 9,496,529	$ 9,424,316	$ 9,812,375	$ 9,424,316
Less: Goodwill and other intangibles	202,014	203,508	196,980	198,098	199,443	202,014	199,443
Tangible assets	$ 9,610,361	$ 9,516,710	$ 9,387,752	$ 9,298,431	$ 9,224,873	$ 9,610,361	$ 9,224,873
Average tangible common stockholders' equity:							
Average total stockholders' equity	$ 1,208,290	$ 1,178,554	$ 1,110,168	$ 1,094,025	$ 1,059,628	$ 1,166,030	$ 1,022,548
Less: Average goodwill and other intangibles	202,723	203,767	197,514	198,697	200,091	201,354	201,426
Average tangible common stockholders' equity	$ 1,005,567	$ 974,787	$ 912,654	$ 895,328	$ 859,537	$ 964,676	$ 821,122
Average tangible assets:							
Average total assets	$ 9,716,920	$ 9,633,817	$ 9,186,765	$ 9,201,635	$ 9,373,849	$ 9,514,443	$ 9,182,543
Less: Average goodwill and other intangibles	202,723	203,767	197,514	198,697	200,091	201,354	201,426
Average tangible assets	$ 9,514,197	$ 9,430,050	$ 8,989,251	$ 9,002,938	$ 9,173,758	$ 9,313,089	$ 8,981,117
Tangible net income:							
Net income	$ 37,200	$ 30,082	$ 28,248	$ 30,320	$ 30,328	$ 95,530	$ 90,439
Add: After-tax intangible asset amortization	1,103	1,107	826	1,015	986	3,036	2,959
Tangible net income	$ 38,303	$ 31,189	$ 29,074	$ 31,335	$ 31,314	$ 98,566	$ 93,398
Adjusted tangible net income:							
Tangible net income	$ 38,303	$ 31,189	$ 29,074	$ 31,335	$ 31,314	$ 98,566	$ 93,398
Add: Merger-related expenses	—	4,450	637	218	411	5,087	411
Add: Secondary public offering of common stock expenses	—	413	—	—	—	413	—
Add: Loss on extinguishment of debt	843	—	—	—	—	843	—
Add: Impairment charges on ROU assets	—	—	—	—	—	—	194
Add: Tax benefit on significant items	(221)	(1,117)	(134)	(1)	(32)	(1,472)	(84)
Adjusted tangible net income	$ 38,925	$ 34,935	$ 29,577	$ 31,552	$ 31,693	$ 103,437	$ 93,919

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended					As of or For the Nine Months Ended	
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	September 30, 2025	September 30, 2024
Pre-tax pre-provision return on average assets:							
Pre-tax pre-provision net income	$ 55,217	$ 50,851	$ 46,651	$ 47,242	$ 47,513	$ 152,719	$ 140,878
Average total assets	9,716,920	9,633,817	9,186,765	9,201,635	9,373,849	9,514,443	9,182,543
Pre-tax pre-provision return on average assets	2.25%	2.12%	2.06%	2.04%	2.02%	2.15%	2.05%
Adjusted pre-tax pre-provision return on average assets:							
Adjusted pre-tax pre-provision net income	$ 56,060	$ 55,714	$ 47,288	$ 47,460	$ 47,924	$ 159,062	$ 141,483
Average total assets	9,716,920	9,633,817	9,186,765	9,201,635	9,373,849	9,514,443	9,182,543
Adjusted pre-tax pre-provision return on average assets	2.29%	2.32%	2.09%	2.05%	2.03%	2.24%	2.06%
Net interest margin, fully taxable equivalent:							
Net interest income, fully taxable equivalent	$ 100,099	$ 96,201	$ 88,444	$ 88,754	$ 87,684	$ 284,744	$ 260,213
Total average interest-earning assets	9,286,276	9,208,156	8,785,619	8,785,176	8,961,650	9,095,185	8,770,266
Net interest margin, fully taxable equivalent	4.28%	4.19%	4.08%	4.02%	3.89%	4.19%	3.96%
Non-interest income to total revenues:							
Non-interest income	$ 15,864	$ 14,483	$ 14,864	$ 16,149	$ 14,385	$ 45,211	$ 42,702
Total revenues	115,735	110,453	103,080	104,673	101,840	329,268	302,224
Non-interest income to total revenues	13.71%	13.11%	14.42%	15.43%	14.13%	13.73%	14.13%
Adjusted non-interest expense to average assets:							
Adjusted non-interest expense	$ 59,675	$ 54,739	$ 55,792	$ 57,213	$ 53,916	$ 170,206	$ 160,741
Average total assets	9,716,920	9,633,817	9,186,765	9,201,635	9,373,849	9,514,443	9,182,543
Adjusted non-interest expense to average assets	2.44%	2.28%	2.46%	2.47%	2.29%	2.39%	2.34%
Adjusted efficiency ratio:							
Adjusted non-interest expense excluding amortization of intangible assets	$ 58,181	$ 53,240	$ 54,674	$ 55,868	$ 52,571	$ 166,095	$ 156,706
Total revenues	115,735	110,453	103,080	104,673	101,840	329,268	302,224
Adjusted efficiency ratio	50.27%	48.20%	53.04%	53.37%	51.62%	50.44%	51.85%
Adjusted return on average assets:							
Adjusted net income	$ 37,822	$ 33,828	$ 28,751	$ 30,537	$ 30,707	$ 100,401	$ 90,960
Average total assets	9,716,920	9,633,817	9,186,765	9,201,635	9,373,849	9,514,443	9,182,543
Adjusted return on average assets	1.54%	1.41%	1.27%	1.32%	1.30%	1.41%	1.32%
Adjusted return on average stockholders' equity:							
Adjusted net income	$ 37,822	$ 33,828	$ 28,751	$ 30,537	$ 30,707	$ 100,401	$ 90,960
Average stockholders' equity	1,208,290	1,178,554	1,110,168	1,094,025	1,059,628	1,166,030	1,022,548
Adjusted return on average stockholders' equity	12.42%	11.51%	10.50%	11.10%	11.53%	11.51%	11.88%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended					As of or For the Nine Months Ended	
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	September 30, 2025	September 30, 2024
Tangible common equity to tangible assets:							
Tangible common equity	$ 1,035,668	$ 988,908	$ 934,098	$ 893,399	$ 896,869	$ 1,035,668	$ 896,869
Tangible assets	9,610,361	9,516,710	9,387,752	9,298,431	9,224,873	9,610,361	9,224,873
Tangible common equity to tangible assets	10.78%	10.39%	9.95%	9.61%	9.72%	10.78%	9.72%
Return on average tangible common stockholders' equity:							
Tangible net income	$ 38,303	$ 31,189	$ 29,074	$ 31,335	$ 31,314	$ 98,566	$ 93,398
Average tangible common stockholders' equity	1,005,567	974,787	912,654	895,328	859,537	964,676	821,122
Return on average tangible common stockholders' equity	15.11%	12.83%	12.92%	13.92%	14.49%	13.66%	15.19%
Adjusted return on average tangible common stockholders' equity:							
Adjusted tangible net income	$ 38,925	$ 34,935	$ 29,577	$ 31,552	$ 31,693	$ 103,437	$ 93,919
Average tangible common stockholders' equity	1,005,567	974,787	912,654	895,328	859,537	964,676	821,122
Adjusted return on average tangible common stockholders' equity	15.36%	14.37%	13.14%	14.02%	14.67%	14.34%	15.28%
Tangible book value per share:							
Tangible common equity	$ 1,035,668	$ 988,908	$ 934,098	$ 893,399	$ 896,869	$ 1,035,668	$ 896,869
Common shares outstanding	45,859,977	45,866,649	44,675,553	44,459,584	44,384,706	45,859,977	44,384,706
Tangible book value per share	$ 22.58	$ 21.56	$ 20.91	$ 20.09	$ 20.21	$ 22.58	$ 20.21


Byline Bancorp, Inc.™